Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

03003910

SUPPL

RECD S.E.C.
FEB 14 2003
1086

Basel, 10 February 2003

Roche expands position in diabetes market
Public tender offer to Disetronic shareholders

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

The Roche healthcare group and medical device supplier Disetronic today announced plans for Roche to acquire Disetronic, the world's second-biggest maker of insulin pumps. Within the next few weeks Roche will offer shareholders two Roche non-voting equity securities (Genussscheine) and 670 Swiss francs in cash for each Disetronic share. Based on current estimates, the cost of the acquisition is expected to amount to 1.6 billion Swiss francs, which represents a premium of around 55% over Disetronic's closing price on 7 February 2003.

The deal will make Roche Diagnostics a leader in integrated diabetes management. Roche is already the world's top provider of diabetes monitoring systems. By combining the two businesses, Roche will be able to offer comprehensive diabetes management solutions, from blood glucose meters for self-monitoring to sophisticated, programmable insulin pumps that allow patients to continuously administer insulin doses according to their individual needs. Roche's global presence and experience will provide an optimal platform for further growth in the insulin pump market (including accessories), currently valued at approximately 700 million Swiss francs, with an average growth rate of 11%.

Important role for Disetronic headquarters

Headquartered in Burgdorf, Switzerland, the Disetronic Group is one of the world's leading suppliers of infusion and injection systems. After the transaction is finalised, Disetronic's Infusion Systems division will become part of Roche Diagnostics' Diabetes Care unit. Infusion Systems posted sales of 178 million Swiss francs in the first nine months of its 2002/2003 business year (April to December 2002), an increase of 11% in local currencies over the year-earlier figure. Disetronic's headquarters will become an important centre in the Roche Diabetes Care network.

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F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Roche will not acquire the smaller of Disetronic's two divisions, Disetronic Injection Systems AG, which recorded sales of 62 million Swiss francs in the first nine months of its 2002/2003 business year (April to December 2002), an increase of 25% in local currencies. Disetronic Injection Systems will be sold to Disetronic's founder, Chairman and Delegate to the Board of Directors and principal shareholder and will continue to operate as an independent company.

The proposed acquisition has the support of Disetronic's board of directors. It is subject to approval by competition authorities and by a special meeting of Disentronic's shareholders. For the acquisition to take place, Roche's offer must be accepted by at least 80% of Disetronic's shareholders.

Ideal combination of marketing and technology know-how

The combination of these two businesses will make it possible to develop a more integrated approach to diagnosing, treating and monitoring diabetes. For Roche, acquiring Disetronic is an opportunity to strengthen its position in diabetes management. The companies' combined technological know-how and experience in marketing and sales has the potential to stimulate additional growth, which will have a positive impact on market share, particularly in the United States. Disetronic is the number two supplier of insulin pumps in the United States, and the market leader in Europe.

Commenting on the proposed acquisition, Roche Chairman and CEO Franz B. Humer said: 'The combination of these two businesses is another clear signal of our commitment to implementing the strategy we have mapped out for Roche. We are pursuing a course of steady growth, with a focus on high-potential therapeutic areas that can be served by our core Pharmaceuticals and Diagnostics divisions. Increasingly, our emphasis is on developing integrated healthcare solutions that combine therapeutic and diagnostic products and services that can be used in tandem to help tailor medical care to individual patients' needs.'

Willy Michel, Chairman and Delegate to the Board of Directors of Disetronic: 'Roche is the ideal partner to help us drive growth, particularly in the US market. Our companies' products and competencies are uniquely complementary. Roche Diagnostics' tremendous strength in marketing and sales will enable us to expand our global business substantially, particularly in the key US market. In the numerous discussions we've had with Roche, I've also noticed how similar our corporate cultures are. The Burgdorf site will gain in international importance, not least because of the region's universities and technical colleges, which help to promote and maintain an exceptionally high skill base in medical technology and microtechnology.'

Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Executive Committee: 'Bringing our two businesses together will make us pioneering leaders in systems combining blood glucose monitoring and insulin delivery. This is the ideal way to link diagnosis and therapy for people with diabetes. From a business perspective, merging Disetronic with our Diabetes Care unit is also an ideal move, since it will result in positive synergies in sales, while staff overlap is minimal.'

Diabetes affects approximately 150 million people worldwide

Diabetes is a metabolic disorder in which the pancreas does not produce any insulin or produces too little. The number of people affected is growing rapidly. Because cells need insulin to absorb blood sugar (glucose) for their energy needs, the cells of people with diabetes suffer from a shortage of glucose, while glucose levels build up in the blood.

Worldwide, there are currently 150 million people living with diabetes. And the WHO estimates that this figure will roughly double, to around 300 million, by the year 2025. Diabetes can lead to a number of serious conditions and complications, including hypertension, abnormal fat metabolism, blindness, kidney disease, heart attack, stroke and blood vessel damage that can block blood flow to the limbs and may necessitate amputation. These complications can be prevented or markedly reduced by regular blood glucose monitoring and prompt professional care.

Disetronic

Headquartered in Burgdorf near Berne, Switzerland, Disetronic has been a world leader in the research and development of insulin pumps and injection systems for the treatment of diabetes since 1984. Its two core businesses generated combined sales of 240.1 million Swiss francs in the first nine months of the 2002/2003 business year (April to December 2002), representing a year-on-year increase of 14.3% in local currencies. The Disetronic Group employs some 1,270 people worldwide. In addition to its core businesses, Disetronic is pursuing research projects in continuous blood glucose measurement and artificial pancreas technology with the aim of making life easier for people with diabetes. Further information about Disetronic and its products is available at www.disetronic.com.

Roche Diabetes Care

Roche Diabetes Care is one of Roche Diagnostics' five business areas and is a pioneer in the development of blood glucose monitoring systems. With total sales in 2001 of 2,333 million Swiss francs (first nine months of 2002: 1,858 million; +15% in local currencies), Roche Diabetes Care is the market leader. Its main products are the Accu-Chek family of blood glucose meters and test strips, including Accu-Chek Compact, Accu-Chek Advantage and Accu-Chek Active. Roche Diabetes Care has facilities in Mannheim (Germany), Indianapolis (USA) and Ponce (Puerto Rico).

Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses, pharmaceuticals and diagnostics, develop and market innovative products and services aimed at preventing, diagnosing and treating disease and thus enhancing people's health and quality of life. In the first six months of 2002 Roche's core businesses recorded sales of 13.1 billion Swiss francs and employed some 57,000 people worldwide. Roche Diagnostics, the global market leader in *in vitro* diagnostics, supplies researchers, physicians, patients, hospitals and laboratories the world over with a range of test products and services that is unmatched in the industry. Further information can be found at www.roche.com.

Notice of the tender offer to shareholders can be found at
http://www.roche.com/pages/downloads/investor/pdf/praesentations/irp100203va.pdf

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

Investor Update:

Basel, February 10, 2003

Latest research on FuzeonTM and T-1249, HIV fusion inhibitors, to be presented at upcoming scientific meeting

Roche and Trimeris (Nasdaq: TRMS) today announced that new clinical data on FUZEON™ (enfuvirtide), the most clinically advanced in an investigational class of anti-HIV drugs known as fusion inhibitors, will be presented at an upcoming scientific meeting focusing on HIV. New data will also be presented on T-1249, a second-generation fusion inhibitor being developed through the Roche/Trimeris partnership, which is currently in Phase I/II clinical testing.

Unlike existing anti-HIV drugs that work inside the cell, FUZEON and T-1249 have a unique mechanism of action that is designed to block HIV before it enters the human immune cell. Consequently, FUZEON and T-1249 are active against HIV that is resistant to the currently available classes of anti-HIV drugs.

Presentations on Fuzeon
Combined analysis of Phase III studies. This combined analysis of 24 week data confirmed the results of the two Phase III studies - TORO 1 (T-20 vs. Optimized Regimen Only), conducted in North America and Brazil, and TORO 2, conducted in Europe and Australia - which have only been reported separately until now.

In the studies, treatment-experienced patients receiving FUZEON plus an individualized regimen of standard anti-HIV drugs were twice as likely to achieve undetectable levels of HIV in the blood (less than 400 copies/mL) as patients who received an individualized drug regimen without FUZEON (32.7% vs. 15%).

The response of patients in the FUZEON arm surpassed that of patients taking an individualized regimen alone across all subgroups studied, including age, race, baseline immune cell (CD4) count and baseline viral load. In both treatment arms, greater viral suppression was seen in patients who had more active agents in their individualized regimen, less treatment experience and less advanced disease (CD4 count greater than 100 cells/ml). The combined safety analysis included a safety update with patient exposures for longer than 24 weeks. This analysis focused on further characterizing injection site reactions and combining similar and clinically equivalent adverse event terms to identify any relevant differences between treatment arms. Injection site reactions are the most common adverse event associated with FUZEON. Injection site reactions occurred in almost all patients receiving FUZEON; most had mild to moderate pain or discomfort that did not require analgesics or limit usual activities. While the overall incidence of bacterial infections was similar across both treatment arms when adjusted for time of exposure to the individualized regimen, bacterial pneumonia was observed at increased frequency in patients in the FUZEON arm compared to patients taking an individualized regimen alone (4.5% vs. 0.3%).

Clinical impact of naturally-occurring gp41 mutations and gp41 antibodies. An analysis of patients in the Phase III studies indicated that naturally occurring variations in the structure of viral protein gp41 do not impact the efficacy of FUZEON at 24 weeks. Another analysis found that the existence of anti-gp41 antibodies, which the immune system develops in response to HIV infection, does not influence the efficacy or safety of FUZEON.

Drug-drug interactions. A series of pharmacokinetic (PK) studies found no clinically relevant drug interactions for FUZEON with boosted saquinavir (1000 mg saquinavir with 100 mg ritonavir twice-daily), ritonavir alone or rifampicin. These findings are consistent with the expected low potential for drug-drug interactions with a peptide drug such as FUZEON.

More about Fuzeon

FUZEON, a fusion inhibitor, is administered as a twice-daily subcutaneous injection. Local injection site reactions were the most frequent adverse events associated with the use of FUZEON. In Phase III clinical studies, 98 percent of patients had at least one local injection site reaction. In this treatment-experienced patient population, three percent of patients discontinued treatment with FUZEON as a result of injection site reactions.

The addition of FUZEON to background antiretroviral therapy generally did not increase the frequency or the severity of the majority of adverse events. There was less than five percent difference in the most common adverse events seen between FUZEON plus an individualized regimen of antiretroviral drugs and individualized regimen alone. In addition to those mentioned above, the most common adverse events seen more frequently in patients receiving FUZEON plus an individualized regimen than in patients who received treatment without FUZEON were headache, peripheral neuropathy, dizziness (excluding vertigo), insomnia, depression, appetite decrease, asthenia, myalgia, constipation and pancreatitis. The majority of adverse events were of mild or moderate intensity.

Presentation on T-1249

New data from a short-term study (T1249-102) reveal that T-1249, the second-generation fusion inhibitor, significantly reduced levels of HIV in the blood in most patients who exhibited detectable viral replication while receiving an individualized anti-HIV drug regimen that included FUZEON.

This study evaluated the antiviral activity and safety of T-1249 over a 10-day period in 25 patients who were participating in Phase II or Phase III studies of FUZEON and who exhibited HIV RNA levels between 5,000 and 500,000 copies/mL at two consecutive clinic visits while on treatment with FUZEON. Patients in this study discontinued FUZEON and added T-1249 to an unchanged individualized anti-HIV drug regimen. The median HIV RNA decline from baseline after 10 days of treatment was 1.1 log10. There were no serious adverse events judged possibly to be related to T-1249 in the trial. The results from this study demonstrate that fusion inhibitors constitute an expanding class of antiretroviral drugs with the potential to be used sequentially.

More about T-1249

In an earlier Phase I/II clinical trial of T-1249, no treatment-related, clinically important laboratory abnormalities occurred and no dose-limiting toxicities were identified. Three serious adverse events possibly related to T-1249 occurred: grade 4 neutropenia (25 mg QD), hypersensitivity reaction (25 mg BID), and fever associated with injection site reaction (150 mg QD).

Roche in HIV

Roche is at the forefront of efforts to combat HIV infection and AIDS, committed for 15 years to groundbreaking research and development of new drugs and diagnostic technology. The objective is to provide tailored treatment solutions and an improved standard of care worldwide for those people living with HIV.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-orientated healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services, that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 people worldwide.

About Trimeris, Inc.

Trimeris, Inc. (Nasdaq: TRMS) is a biopharmaceutical company engaged in the discovery and development of novel therapeutic agents for the treatment of viral disease. The core technology platform is based on fusion inhibition aimed at treating disease by preventing viruses from entering host immune cells. Trimeris has two anti-HIV drug candidates in clinical development. FUZEON, currently in Phase III clinical trials, is the most advanced compound in development. A New Drug Application (NDA) and Marketing Authorisation Application (MAA) have been submitted for FUZEON with the US FDA and the EU EMEA, respectively. Trimeris' second fusion inhibitor product candidate, T-1249, has received fast track status from the FDA and is in Phase I/II clinical testing. Trimeris is developing FUZEON and T-1249 in collaboration with F. Hoffmann-La Roche.
For more information about Trimeris, Inc., visit the company's website at http://www.trimeris.com.

Trimeris Safe Harbor Statement

Note: Except for any historical information presented herein, matters presented in this release are forward-looking statements that involve risks and uncertainties. The results of Trimeris' previous clinical trials are not necessarily indicative of future clinical trials, and future results could differ materially from past results. For a more detailed description of factors that could cause or contribute to such differences, see Trimeris' filings with the Securities and Exchange Commission.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

Dianne Young
Tel: +41 (61) 688 93 56
email: dianne.young@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

RECD S.E.C.
FEB 14 2003
1086

Basel, 10 Feburary 2003

Roche completes exit from vitamins business

Contract to sell Roche's vitamins business to DSM signed

All claims by US direct customers settled and provisions established

Roche today announced that the company completed its exit strategy from the vitamins, carotenoids and fine chemicals businesses by signing the contract to sell these businesses to DSM. Roche has also succeeded in settling all litigation with US direct customers on the vitamin price fixing case.

Contract with DSM signed

Roche and DSM announced today that the contract to acquire Roche's vitamins, carotenoids and fine chemicals business has been signed. This transaction is subject to approval by the anti-trust authorities. Roche and DSM expect that the closing will take place in spring of 2003. The transfer of this business fits perfectly in the strategic focusing of both companies.

DSM will pay a transaction price of EUR 1.95 billion to Roche, 1.85 billion in cash plus 2.24 million DSM shares with a value of approximately EUR 100 million. The difference to the transaction value indicated in September 2002 of EUR 2.25 billion is a result from the continued slow-down of the world's economies and the weakening of the value of the US $ versus the Swiss Franc, which both had a negative impact on the vitamin business performance compared to earlier forecasts.
This price after considering the net book value and the terms of the agreement results in an accounting impairment of operating assets of 1.65 billion Swiss Francs which will be recorded in the 2002 Roche Group year end results.

Franz B. Humer, Chairman and CEO of Roche said: "The sale of the division and the litigation settlement bring a significant part of our history to an end. The transfer of our vitamins business takes place at a time when the world's economies are facing important challenges. We therefore are very pleased that an agreement was reached with DSM, a company which in combination with our vitamins unit will have a unique and coherent portfolio of businesses and leading technologies. This

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is a solid basis offering excellent prospects and continuity to the division and its employees. For Roche, this agreement allows to further focus our group on our two high-tech pillars, pharmaceuticals and diagnostics to further establish our position as a leading, innovation driven healthcare company."

Peter Elverding, DSM's Managing Board Chairman comments: "I am delighted that DSM and Roche have reached final agreement. The discussions with Roche over the last months have confirmed the fundamental attractiveness of these businesses, and its potential for result improvement. I am confident that this acquisition is a major reinforcement of the DSM Group, and that it will be earnings-per-share enhancing right away. For DSM this transaction is a very significant strategic step in our ongoing transformation into a specialties company."

US Customers agree to Settlement

As announced earlier, the present and potential future liabilities from the vitamin price fixing case will remain with Roche. In the recent weeks Roche succeeded in settling all outstanding litigation with direct US customers. Settlements could also be reached with the majority of indirect US customers. The provisions for both the settled claims and the remaining open cases with US indirect customers will be increased by CHF 570 million to CHF 1.770 billion for the full year 2002, and it is expected that no additional provisions be required for these US cases.

About the Vitamins and Fine Chemicals Division

Since pioneering the industrial synthesis of vitamin C in 1934, Roche has been the leading manufacturer of vitamins. Today the Vitamins and Fine Chemicals Division offers a wide range of products to help improve nutrition and prevent and treat disease. The division researches, produces, markets and supplies vitamins, carotenoids, citric acid and other fine chemicals for animal feed, food, pharmaceutical and cosmetics industries. In the first nine months of 2002 the Vitamins and Fine Chemicals Division achieved sales of 2'574 billion Swiss francs.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups. The company's two core businesses in pharmaceuticals and diagnostics provide innovative products and services that address prevention, diagnosis and treatment of diseases, thus enhancing people's health and quality of life. The two core businesses achieved a turnover of 19.3 billion Swiss Francs in the first three quarters of 2002 and employed about 57,000 people worldwide. Consumer brands including vitamins such as 'Supradyn', 'Berocca' and 'Redoxon' are part of Roche Consumer Health, the Group's over-the-counter medicines unit and therefore not included in this transaction. On 26th February 2003 Roche will announce the annual results of 2002.

About DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group had sales of EUR 5.2 billion in the first nine months of 2002 and employed about 19,000 people.

DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales – partly through acquisitions – to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities. SM will announce the annual results of 2002 on 12th February 2003. More information about DSM can be found at www.dsm.com.